SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                                Micropoint, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                      ------------------------------------
                                 (CUSIP Number)

                                  Douglas Odom
                    6906 South 300 West, Midvale, Utah 84047
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:[ ].

         Check the following box if a fee is being paid with this statement:[X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                CUSIP No. _______

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(1)  Names of Reporting Persons. S.S.     John A. Sindt              ###-##-####
     or I.R.S. Identification Nos.        Jules A. DeGreef           ###-##-####
     of Above Persons                     Northridge Investment LLC   87-0534873
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----------------------------------------------------- --------------------------
(2)  Check the Appropriate box if a Member            (a)               X
     of a Group (See Instructions)                    (b)
----------------------------------------------------- --------------------------
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(3)  SEC Use Only
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(4)  Source of Funds (See Instructions)                               00
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)
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(6)  Citizenship or Place of Organization               United States, Utah
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Number of Shares     (7) Sole Voting       John A. Sindt 1,366,610,
 Beneficially Owned        Power           Jules A. DeGreef 2,152,667,
 By Each Reporting                         Northridge Investment LLC  1,647,750
 Person With         -----------------------------------------------------------
                     (8)  Shared Voting
                           Power
                     -----------------------------------------------------------
                     (9)  Sole  Disposi-  John A. Sindt  1,366,610,
                           tive Power     Jules A. DeGreef 2,152,667,
                                          Northridge Investment LLC  1,647,750
                     -----------------------------------------------------------
                     (10) Shared Dis-
                           positive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned    John A. Sindt 1,366,610,
      by each Reporting Person              Jules A. DeGreef 2,152,667,
                                            Northridge Investment LLC  1,647,750
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(12) Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares (See In-                 X
      structions)
--------------------------------------------------------------------------------
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(13)  Percent of Class Represented John A. Sindt 5.67, Jules A. DeGreef 8.93, by
      Amount in Row (11) Northridge Investment LLC 6.84
--------------------------------------------------------------------------------
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(14) Type of Reporting Person (See Instructions)     IN,  IN   00
--------------------------------------------------------------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter diclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Item 1.           Security and Issuer.

                  This statement is related to the Common Stock, of Micropoint, Inc., a Delaware corporation ("Micropoint"). The address of the principal executive offices of Micropoint is 6906 South 300 West, Salt Lake City, Utah 84047.


Item 2.           Identity and Background.

                  (a) The persons filing this statement are John A. Sindt, Jules
A. DeGreef, and Northridge Investment LLC, a Utah limited liability company (hereinafter sometimes referred to collectively as the "Group").

                  (b) The residence address of John A. Sindt is 4 Northridge Way, Sandy, Utah 84092; the residence address of Jules A. DeGreef is 10861 South Lostwood Drive, Sandy, Utah 84092; and Northridge Investment LLC maintains a business address at 47 East 7200 South, Suite 221, Salt Lake City, Utah 84047.

                  (c) John A. Sindt is primarily engaged as a licensed constable in Salt Lake County, Utah, doing business in this capacity at 47 East 7200 South, Suite 221, Midvale, Utah 84047. He is the Managing Member of Northridge Investment LLC, and has an affiliate relationship with Bull Ventures Ltd. Until recently, Mr. Sindt was involved in the management of Micropoint as a Director. He resigned from that position and any other management involvement with Micropoint as of April 9, 1998.

                      Jules A. DeGreef is primarily engaged in real estate investments, doing business in this capacity at 47 East 7200 South, Suite 201, Midvale, Utah 84047 He has a beneficial interest in Northridge Investment LLC, and has an affiliate relationship with Bull Ventures Ltd. Until recently, Mr. DeGreef was involved in the management of Micropoint as an Executive Officer and Director. He resigned these positions in January, 1998.

                      Through their affiliation together, Messrs. Sindt and DeGreef also own beneficial interests in certain warrants to purchase common stock of Micropoint nominally held in the name of Mr. DeGreef.

                  (d) None of Messrs. Sindt or DeGreef, or Northridge Investment LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

                  (e) None of Messrs. Sindt or DeGreef, or Northridge Investment LLC has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Sindt and DeGreef are both citizens of the United States of America. Northridge Investment LLC is a U.S. company.


Item 3.           Source and Amount of Funds or Other Consideration.

                  On April 9, 1998, Micropoint exchanged shares of its unregistered common stock for all of the issued and outstanding capital stock of Flexpoint, Inc., a Utah corporation. All of the Micropoint Common Stock legally and beneficially owned by the members of the Group as shown in this Schedule 13D were acquired in exchange for shares and rights to acquire shares of Flexpoint on April 9, 1998. For ease and clarity of understanding and reporting, the Group will report its acquisitions and transfers of as involving Micropoint securities, although all transactions prior to April 9, 1998 were actually in Flexpoint securities. Similarly references to transactions "with Micropoint" or "with shareholders of Micropoint" actually took place with Flexpoint and with shareholders of Flexpoint if occurring prior to April 9, 1998.

                  Mr. Sindt acquired shares of Micropoint Common Stock in the following transactions, at the following prices and at the following times:

                  Date     Number of Shares Price             Circumstances

                  7/95      15,860 Warrants N/A               Compensation
                  4/98     455,000 Warrants N/A               Contract with
                                                               Mr DeGreef

                  Mr. DeGreef acquired shares of Micropoint Common Stock in the following transactions, at the following prices and at the following times:

                  Date     Number of Shares     Price      Circumstances

                  1/95     461,292 shares       $0.001     Capital Contribution
                  1/95     260,000 options                 Compensation
                  1/98     910,000 warrants*               Compensation
                  4/96     260,000 options                 3rd party Settlement

                  *Half assigned to John Sindt

                  Northridge Investment LLC acquired shares of Micropoint Common Stock in the following transactions, at the following prices and at the following times:

                  Date     Number of Shares Price      Circumstances


                  1/95     132,167 shares              $0.4539  Capital Purchase
                  9/97     1,850,333 shares $0.1081    Capital Purchase


Item 4.           Purpose of Transaction.

                  Each of Messrs.  Sindt and DeGreef and  Northridge  Investment
LLC acquired the shares of Micropoint Common Stock (and the warrants and stock options on Micropoint Common Stock disclosed, above) in cash purchases from Micropoint or from other shareholders of Micropoint, and/or in employment/consulting arrangements with Micropoint. None of the Group has any current intention of selling or causing the sale of any of their Micropoint Common Stock. Such securities are being held as a long term investment by each member of the Group.

                  The Warrants legally held by Mr. DeGreef and beneficially owned 50% by Mr. Sindt and 50% by Mr. DeGreef may be exercised and shares of Micropoint Common Stock acquired thereby. Messrs. Sindt and DeGreef currently expect that any such exercise will be with the funds of the particular beneficial owner undertaking the exercise, and that the shares of Common Stock acquired thereby will be issued in the name of the beneficial as well as the legal owner thereof.

                  Except as disclosed above, no member of the Group has any present plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of Micropoint, or the disposition of securities of Micropoint;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Micropoint or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Micropoint or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Micropoint, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of Micropoint;

                  (f) Any other material change in Micropoint's business or corporate structure, including but not limited to, if Micropoint is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in Micropoint's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Micropoint by any person;

                  (h) Causing a class of securities of Micropoint to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Micropoint becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                  (j) Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  (a) John A. Sindt declares himself the beneficial owner of 1,366,610 shares of Micropoint Common Stock, including 895,750 shares held by Northridge Investment LLC, and 455,000 shares underlying warrants in the name of Jules A. DeGreef. This results in a total of approximately 7.63% of the fully diluted outstanding shares, of Micropoint Stock as of the date of this Schedule. This total declared beneficial ownership does not include 825,987 shares of Micropoint Common Stock held by Bull Ventures, Ltd, a Bahamas company with which Mr. Sindt is affiliated, and as to which shares Mr. Sindt disclaims beneficial ownership.

                  Jules A. DeGreef declares himself to be the beneficial owner of 2,152,667 shares of Micropoint Common Stock, including 765,750 shares held by Northridge Investment LLC. This results in a total of approximately 12.30% of the fully diluted outstanding shares, of Micropoint Stock. This total declared beneficial ownership does not include 825,987 shares of Micropoint Common Stock held by Bull Ventures, Ltd, a Bahamas company with which Mr. DeGreef is affiliated, and as to which shares Mr. DeGreef disclaims beneficial ownership.

                  Northridge Investment LLC declares itself to be the beneficial owner of 1,647,750 shares of Micropoint Common Stock. This results in a total of approximately 9.27% of the fully diluted outstanding shares of Micropoint Stock.

This number does not include shares, warrants or options owned by Messrs. Sindt and DeGreef, as to which shares Northridge disclaims beneficial ownership.

                  Except for their shared affiliation with Northridge Investment LLC and Bull Ventures Ltd. and except for the arrangements with respect to certain warrants to acquire shares of Micropoint legally owned by Mr. DeGreef but beneficially shared 50% by Mr. Sindt and 50% by Mr. DeGreef, Mr. Sindt and Mr. DeGreef are not the beneficial owner of each other's shares of Micropoint Stock, and Messrs. Sindt and DeGreef disclaim beneficial ownership of the Micropoint Stock beneficially owned as declared by the other.

                  (b) There are no voting agreement as among the Group or between any member of the Group and any other person. Each of Messrs. Sindt, DeGreef and Northridge Investment LLC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Micropoint Common Stock beneficially owned by him, except that Mr. Sindt, as Managing Member of Northridge Investment LLC has management authority, for the benefit of that Company and its members, to cause the sale of its shares of Micropoint and to cause the voting of its shares in Micropoint.

                  (c) As described in Items 3 and 4 above, each of the Group acquired his or its shares in Micropoint in arms length private purchase transactions with Micropoint or other shareholders of Micropoint, consulting agreements, and as a result of transfers of legal and/or beneficial ownership as among members of the Group.

                  (d)      Not applicable.

                  (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Messrs. Sindt and DeGreef, and Northridge Investment Ltd. regard Mr. Sindt as the beneficial owner of 895,750 Micropoint shares held of record by Northridge Investment LLC and Mr DeGreef as the beneficial owner of 765,750 shares held of record by Northridge Investment LLC.

                  Messrs. Sindt and DeGreef regard Mr. Sindt as the beneficial owner of 455,000 Warrants to acquire shares of Micropoint Common Stock now held of record by Mr. DeGreef.

                  All of these allocations of control and beneficial interest have been made as between Mr. Sindt and Mr. DeGreef to reflect a settlement of their joint efforts and arrangements with respect to Micropoint and the Micropoint securities each has acquired in their own or affiliates' names.

                  There are no non-competition or confidentiality agreements between Micropoint and any of the members of the Group.

                  Mr. DeGreef has an Indemnification Agreement from Micropoint binding the company to indemnify Mr. DeGreef with respect to his actions or inactions as a director and officer of the Company. Such indemnification agreement does not apply to actions or inactions by Mr. DeGreef before or after this term as an officer or director of Micropoint.


Item 7.           Material to be Filed as Exhibits.

                  Agreement for Joint Filing         Exhibit 1.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

                  Dated as of the 18th day of February, 1999.



                                              /s/ John A. Sindt
                                              ---------------------------------
                                              John A. Sindt, individually



                                              /s/Jules A DeGreef
                                              ---------------------------------
                                              Jules A. DeGreef, individually


                                              Northridge Investment LLC



                                              /s/John A. Sindt
                                              ---------------------------------
                                              By John A. Sindt,
                                              Managing Member

                                    EXHIBIT 1

                           AGREEMENT FOR JOINT FILING

                  This Agreement is entered into this 15th day of February, 1999, between John A. Sindt, Jules A. DeGreef, and Northridge Investment LLC (collectively, the "Group").

                  WHEREAS, of even date herewith the Group is filing a statement on Schedule 13D with the Securities and Exchange Commission ("SEC") pursuant to the requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and the Exchange Act permits filing persons to file joint Schedules 13D;

                  NOW THEREFORE, in consideration of the benefits to be received by the parties hereto by making a joint filing and the mutual covenants recited herein, the Group hereby agrees as follows: The Group hereby agrees to make a joint filing of Schedule 13D with the SEC as permitted under the Exchange Act and further agree to make all amendments to said filing on a joint basis, to the extent permitted by law. The Group further agrees that their filing on Schedule 13D and all amendments thereto shall be deemed filed on behalf of each of them.

                  IN WITNESS WHEREOF, the Group has executed this Agreement as of the date first written above.



                                                      /s/ John A. Sindt
                                                      -------------------------
                                                      John A. Sindt,
                                                      individually



                                                      /s/Jules A DeGreef
                                                      -------------------------
                                                      Jules A. DeGreef,
                                                      individually


                                                      Northridge Investment LLC



                                                      /s/John A. Sindt
                                                      -------------------------
                                                      By John A. Sindt,
                                                      Managing Member